UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 2, 2026

(Date of earliest event reported)

CLOUDHANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4370 La Jolla Village Drive, Suite 240

San Diego, California 92122

(Full mailing address of principal executive offices)

(858) 252-4001

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock, par value $0.001 per share Units, each of which consist of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7. Departure of Certain Officers

Effective April 2, 2026, the Board of Directors terminated Tom Hebert from his position as President of Cloudhands, Inc. (the “Company”). Mr. Hebert’s termination was not the result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies, or practices of the Company.

The Board of Directors has appointed Philippe Erwin as President of the Company. Mr. Erwin most recently served the Company as Senior Business Development Advisor. The Company will continue to engage Mr. Erwin through his employer UPO, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDHANDS, INC.

by:	/s/ Keven Baxter
Name:	Keven Baxter
Title:	Secretary
Date:	April 9, 2026